SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)

                            99 Cents Only Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   65440K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Akre Capital Management, LLC
                             2 West Marshall Street
                                  P.O. Box 998
                           Middleburg, Virginia 20118
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Akre Capital Management, LLC (54-1968332)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,408,689

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,408,689

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,408,689

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 65440K106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles T. Akre, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,408,689

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,408,689

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,408,689

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%

14.  TYPE OF REPORTING PERSON

     IN

 CUSIP No. 65440K106
           ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is 99 Cents Only Stores, Inc. (the "Issuer"), and this schedule relates to the Issuer's Common Stock, No Par Value (the "Shares").

     The address of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California 90023.

Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Akre Capital Management, LLC and Charles T. Akre, Jr. (each of which may be referred to herein as a "Reporting Person" and, collectively, as "Reporting Persons"). The principal business address for Akre Capital Management, LLC and Mr. Akre is 2 West
Marshall Street, P.O. Box 998, Middleburg, Virginia 20118. Mr. Akre is a managing member of Akre Capital Management, LLC. Akre Capital Management, LLC is a Delaware limited liability company. Mr. Akre is a United States citizen.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding of any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Akre Capital Management, LLC may be deemed to beneficially own 9,408,689 Shares.

     As of the date hereof, Charles T. Akre, Jr. may be deemed to beneficially own 9,408,689 Shares.

     The source of funds used to purchase the 9,408,689 Shares reported by Akre Capital Management, LLC and Charles T. Akre, Jr. was investment advisory client funds managed by Akre Capital Management, LLC.

     As of the date hereof, FBR Focus Fund, a series of The FBR Funds (the "Fund") may be deemed to beneficially own 5,791,474 Shares. The principal business address of the Fund is 1001 Nineteenth Street North, Arlington, VA 22209.

     The source of funds used to purchase the 5,791,474 Shares reported by the Fund was investor funds invested in the Fund, for which Akre Capital Management, LLC is the sub-adviser.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their Shares of the Issuer for investment purposes.

     The Reporting Persons have no plans or proposals, other than as expressly set forth below, that would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present  Board of Directors or  management  of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in any securities market; or
(i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of securities they may be deemed to beneficially own.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to: (a) discontinuing certain business operations that the Reporting Persons believe have not demonstrated adequate profitability; (b) repurchasing a portion of the Issuer's securities with excess cash; and (c) refocusing the Issuer's business strategy on maximizing profitability rather than expanding operations. The Reporting Persons sent a letter to the Issuer's Chief Executive Officer, dated February 1, 2008, which is attached hereto as Exhibit C.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Akre Capital Management, LLC may be deemed to be the beneficial owner of 9,408,689 Shares, constituting 13.4% of the Shares of the Issuer, based upon 9,408,689 Shares outstanding as of the date of this filing.

     Akre Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,408,689 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,408,689 Shares.

     Akre Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein.

     (a, b) As of the date hereof, Charles T. Akre, Jr. may be deemed to be the beneficial owner of 9,408,689 Shares, constituting 13.4% of the Shares of the Issuer, based upon 9,408,689 Shares outstanding as of the date of this filing.

     Mr. Akre has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,408,689 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,408,689 Shares.

     Mr. Akre specifically disclaims beneficial ownership in the Shares reported herein.

     (a, b) As of the date hereof, the Fund may be deemed to be the beneficial owner of 5,791,474 Shares, constituting 8.3% of the Shares of the Issuer, based upon 5,791,474 Shares outstanding as of the date of this filing.

     The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,791,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,791,474 Shares.

     The Fund specifically disclaims beneficial ownership in the Shares reported herein.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Letter of Akre Capital Management, LLC, dated February 1, 2008

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.


February 4, 2008


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated February 4, 2008 relating to the Common Stock, No Par Value, of 99 Cents Only Stores, Inc. shall be filed on behalf of the undersigned.


AKRE CAPITAL MANAGEMENT, LLC

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


CHARLES T. AKRE, JR.

By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.

February 4, 2008

                                                                       Exhibit B

              SCHEDULE OF TRANSACTIONS IN THE SHARES OF THE ISSUER

                          AKRE CAPITAL MANAGEMENT, LLC

          Date of                  Number of Shares
        Transaction               Purchased/(Sold)*           Price of Shares
        ------------              -----------------           ---------------
         12/3/2007                     (500)                       7.88
         12/3/2007                   (2,000)                       7.88
         12/5/2007                    15,738                       7.90
         12/18/2007                  275,000                       7.17
         12/19/2007                    2,700                       7.46
         12/19/2007                    6,000                       7.46
         12/19/2007                  (3,208)                       7.39
         12/19/2007                    4,000                       7.46
         12/19/2007                    8,000                       7.46
         12/19/2007                    4,000                       7.46
         12/19/2007                   15,500                       7.46
         12/19/2007                   65,000                       7.51
         12/21/2007                  500,000                       7.79
         1/18/2008                     5,609                       6.64
         1/22/2008                     7,531                       7.11
         1/28/2008                    29,500                       7.49

*All purchases and sales were effected through open-market transactions, except the transfers out of assets under management on 1/18/2008 and 1/22/2008, which were not transactions involving a purchase or sale.

                                                                      Exhibit C



                                                           February 1, 2008


Eric,


Thank you for scheduling our conversation last week to discuss the contents of our letter to the Board of Directors. As a follow up to that conversation, we wanted to provide additional detail and clarification so that management and the Board can better understand our requests and can respond appropriately.

We are requesting that you address three specific topics that will have a material impact on the future value of this business. Your current positions on these issues appear poorly considered. Despite repeated requests from investors, you have been unable or unwilling to explain your reasoning in quantifiable terms. You have pointed to anecdotal evidence instead of rigorous financial analysis, leaving the impression that analysis was minimal, and that your decisions are suspect. This business is troubled, and there is no room for pet projects, wishful thinking, or fuzzy math.

We want you, and the Board to reevaluate your position on each of these three issues. We then want you to explain your positions to shareholders using concrete data and sound financial logic. Until you provide credible answers on these matters, your capabilities and the Board's oversight will be questioned.

1. New Store Growth - Based on our review and analysis of the company's publicly-available financial information, opening new stores over the last five years has destroyed tremendous value. Over this period, the company expended $352 million of capital (capex plus new inventory net of payables) and opened 110 stores. What did the company get in exchange for its $352 million investment? A negative $91 million operating profit contribution, driving a formerly very profitable business to near breakeven. Results are similarly dismal when reviewing the past three years under your stewardship: $205 million has been expended opening 42 stores for a negative $40 million operating profit contribution. Is the operating profit decline entirely attributable to the new stores? Probably not, but we would guess that operating profit today would be much closer to $91 million than $0 had those 110 stores not been opened. Plus, there would be an additional $352 million in the bank.

     It is perplexing how any management team or Board can look at this track record and conclude that opening more stores is a good idea. There must be something deceptively attractive about opening new stores. Perhaps new store sales and four-wall profits appear attractive, but company infrastructure is so stretched that incremental distribution and other costs are overwhelming. Consider that in 2002 the company had distribution costs of 3.7% of retail sales. Since 2002, the company has added an incremental $458 million of retail sales and $43 million of distribution expense. So, incremental distribution costs are running 9.3% of revenue!

     Clearly the company's economic model has changed since it moved outside its core southern California market into geographies with lower store volume and greater distribution stem miles. What also appears clear is that management is still working on the cost accounting to measure and manage this transition. By management's own admission, the company is still coming to understand SKU profitability and store allocation. A distribution "network analysis" is ongoing so no one knows what the future distribution footprint will look like or what the distribution economics will be.

     Under such circumstances, opening new stores appears absurd. Why complicate a difficult turnaround by continuing to grow sales volume over a stressed distribution, information, and management infrastructure? Why spend precious capital on new stores with unknown economics at the expense of foregoing investment in deeply discounted share repurchases? You, and the Board, need to be honest with yourselves in assessing the fully loaded returns on new stores, and the reality of the challenges already on your plate fixing the existing business.

     If opening new stores makes economic sense, you need to explain why. You should disclose the fully loaded new store economic model (investment, sales, four-wall margin, incremental distribution costs, incremental overhead costs, incremental profit, and ROI). If new stores do not make economic sense, you should cease all store growth and fix the core infrastructure before moving forward.

2. Texas Analysis - Based on our review and analysis of the company's publicly-available financial information, we believe that Texas is currently a money losing market and is likely years away from profitability. This does not necessarily mean that Texas should be abandoned, but it does mean that it deserves very close scrutiny. Unfortunately, it is not clear that you or the Board has undertaken the financial analysis that this situation calls for.

     You have provided shareholders data showing that in 2005 Texas was cash flow neutral and had operating profit of negative $15 million. This is useful information, but what matters is analysis comparing Texas's (a) economic potential if liquidated, with its (b) economic potential as a "going concern" business. You and the Board should be focused on putting company resources to their highest and best use.

     We do not understand your apparent hesitancy to analyze the alternatives in Texas, and to confront the results. Texas is virtually autonomous from the rest of the store/distribution network, so it can be viewed in isolation, and acted upon with little disruption to the company's historical store base. Our own "back of the envelope" return on capital analysis is as follows.

     a. Liquidation - Our recent conversations with property brokers suggest a $40-50 million market value for the company-owned Texas distribution center and stores. In addition, we estimate 20% of the company's inventory stock is in Texas, or about $30 million net of payables. If the property was sold and inventory was transferred to California, the company could release $70-80 million of capital. If lease abatement, severance, taxes and transition expenses were $20-30 million, the company could free up about $50 million by exiting Texas.

     b. Going concern - For Texas to be a viable business, it needs to earn a return on the $50 million of capital currently embedded there (calculated above), plus a return on any new capital that will be invested opening new stores.

          If a new store costs $1.0 million, and the market can absorb an additional 75 stores, new invested capital is $75 million, and total capital is $125 million.

          If you were to require a reasonable 20% pretax return on investment, Texas would have to earn $25 million in pretax profit ($125 million x 20%) to meet this threshold. Since Texas is starting from about a $15 million pretax loss position today, the next 75 stores will need to contribute an incremental $40 million of operating profit to hit the $25 million threshold. This means each store will need to contribute about $500,000 of operating profit, or about a 50% ROI on a $1.0 million store investment. Viewed another way, if these new stores generate $2.75 million of revenue, they will need 19% operating margins.

          This simple exercise highlights to us how difficult it will be for the company to earn an acceptable return going forward in Texas. 50% ROIs and 19% operating margins appear highly unlikely. And this exercise does not even charge the company for the losses that will be incurred, or the time value from now until new stores get rolled out. You, and the Board, need to be honest with yourselves in assessing the return potential in Texas.

          If continuing in Texas makes economic sense, you need to explain why. You should disclose your current loss rate in Texas, how many new stores you think the market can support, the investment and returns you expect from new stores, and how long it will take to open those new stores. As evidence, you should disclose the performance of the new class of stores you began opening in late 2006. If continuing in Texas does not make economic sense, you should close it down and invest your time and capital elsewhere with brighter prospects.

3. Excess Cash - Based on publicly-available financial information, the company continues to hold $118 million of cash and investments, despite the stock trading near our estimate of book value. Clearly some of that cash is earmarked for future capital investments, but even under your existing aggressive store growth plan, it appears that you should have $25-75 million of excess cash remaining in several years. You need to explain why you continue to hold excess cash earning low single digit returns instead of putting it to use reducing the share count.

After addressing the three topics above, we request that you explain how your capital and operational management initiatives will combine together to create value, on a per share basis, over the next several years. There are many possible paths to creating value at this company, and we want to understand the path that you have chosen and why.

     o You should provide sufficient background so that we can understand what has gone wrong and the logic of your proposed solutions, including any potential restructurings to eliminate unprofitable products, stores, or regions.

     o You should address the major operational opportunities that you see, discuss your key initiatives, provide a timeline for completing those initiatives, and quantify the expected margin impact.

     o You should explain your expectations with respect to the return on investment that you will get on new stores, owned real estate, IT, distribution infrastructure, and share repurchases, and how much you anticipate investing in each of these categories over the next several years.

     o This should all culminate in an exhibit that presents your year-by-year goals for store count, sales, operating margin, earnings, capital expenditure, working capital changes, free cash flow, share count, and earnings per share.

     o You should address what alternative actions you are considering if your plan falters, and you should commit to being held accountable to your plan. You profess to be implementing a culture of accountability, but you have not yet set any performance milestones for yourself.

Our perception is that you might respond to some of our requests on your next conference call, and follow up with a more detailed discussion at a later date. If this is so, we request that you make clear the date and agenda for your follow up event so that we can manage our expectations accordingly.

We continue to see significant potential for operational and capital improvement at this business. So far you have been unsuccessful capitalizing on this potential or even articulating a plan for doing so in the future. When you respond to our requests, you have a great opportunity to reestablish your credibility and demonstrate to shareholders that you have a thoughtful plan to manage assets and build value. We note that many of our questions have been asked repeatedly by other shareholders, and your responses have been woefully lacking. We hope that you understand the importance of adequately addressing these issues now, and that you take the time to formulate thoughtful, thorough, and analytical responses.

Please feel free to contact Brian Macauley if you have any questions.






                                           Sincerely,


                                           Akre Capital Management, LLC





SK 22045 0004 850930